

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Peter B. Delaney
President and Chief Executive Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

> **Re:** **OGE Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**
> **File No. 001-12579**
>
> **Oklahoma Gas and Electric Company**
> **Form 8-K**
> **Filed June 8, 2010**
> **File No. 001-1097**

Dear Mr. Delaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

OGE Energy Corp.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 50

Recent Developments and Regulatory Matters, page 53

Global Climate Change and Environmental Concerns, page 54

1. Please clarify the disclosure to describe why your geographic position is so unique as
   to allow you to leverage such position to develop renewable energy resources for
   wind that competitors who are not in your geographic position cannot leverage.

Liquidity and Capital Requirements, page 76

2. The table on page 77 shows that you have $300 million of long-term debt maturing
   during 2013 and 2014. The disclosure on pages 78 and 126 states that there are no
   long-term debt maturing in 2013 and $200 million of long-term debt maturing in
   2014. Please reconcile the different disclosures.

Exhibits

3. Please file complete copies of material agreements, including all exhibits, schedules
   and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that
   you have not provided all of the schedules and exhibits to Exhibit 10.22 – Credit
   Agreement dated as of April 1, 2008. While Item 601(b)(2) of Regulation S-K
   permits you to provide omitted information supplementally, there is not a similar
   provision in Item 601(b)(10) of Regulation S-K. Please review your material
   agreements and re-file complete agreements with your next periodic report. Please
   confirm your understanding in this regard.

4. We note that the names of the documents filed as Exhibits 10.31, 10.32, 10.33 and
   10.38 are "Form of Employment Agreement" or "Employment Agreement" instead of
   "Form of Change of Control Agreement" or "Change of Control Agreement,"
   respectively, as currently listed in your Exhibit Index. Please revise the names of
   these exhibits in the Exhibit Index to match the names of the filed documents.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 3

Related Party Transaction Policy; Prohibition on Loans, page 7

5. Please revise the disclosure to describe the related party transaction policy governing each individual who is deemed to be a "related person," as defined under Instruction 1 to Item 404(a) of Regulation S-K. We note that your current disclosure provides that executive officers are subject to the related party transaction policy in your Code of Ethics and directors and their affiliates are subject to the related party transaction policy in your Corporate Governance Guidelines. However, you do not disclose the related party transaction policy governing other individuals deemed to be "related persons" under Instruction 1 to Item 404(a) of Regulation S-K, namely security holders covered by Item 403(a) of Regulation S-K.

    Please also revise the disclosure to indicate who has the responsibility to determine whether a conflict exists and the standards to be applied by such person when determining whether a conflict exists under your Code of Ethics and your Corporate Governance Guidelines. Please also describe the standards used by your board of directors, or a committee of your board of directors, in determining whether to waive a conflict. See Item 404(b) of Regulation S-K.

Proposal No. 1 – Election of Directors, page 13

Directors Whose Terms Expire at 2011 Annual Meeting of Shareowners, page 16

6. Please revise the disclosure to describe the business experience of Linda Petree Lambert for the past five years, or clarify your disclosure by adding dates or the duration of employment. See Item 401(e) of Regulation S-K.

Executive Officers' Compensation, page 22

Compensation Discussion and Analysis, page 22

7. We note your indication that the new salary for each of your named executive officers was either below or within $7,500 of the median for an executive with similar duties in the respective peer group. Please revise to briefly explain why you used $7,500 as the threshold by which to measure the amounts you set.

Potential Payments Upon Termination or Change of Control, page 39

    8. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. Please revise. See section VI of the Securities Act Release 33-8732A.

Oklahoma Gas and Electric Company

Form 8-K filed June 8, 2010

    9. Please file an amended Form 8-K to re-file the opinion of counsel filed as Exhibit 5.01. When opining that the Senior Notes will be binding obligations of Oklahoma Gas and Electric Company, counsel cannot assume that the Senior Notes have been duly executed and delivered and the consideration for the Senior Notes have been duly received.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

                Sincerely,

                H. Christopher Owings
                Assistant Director